QuickLinks -- Click here to rapidly navigate through this document

[Wilson Sonsini Goodrich & Rosati, P. C. Letterhead]

CONFIDENTIAL TREATMENT REQUESTED
BY SPLUNK INC.: SPLK-0001

February 17, 2012

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK "[***]".

Via EDGAR and Overnight Delivery

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mark P. Shuman Gabriel Eckstein Christine Davis Joyce Sweeney
Re:	Splunk Inc. Registration Statement on Form S-1 Filed January 12, 2012 File No. 333-178988

Ladies and Gentlemen:

        On behalf of Splunk Inc. (the "Company"), we submit this letter in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated February 9, 2012, relating to the Company's Registration Statement on Form S-1 (File No. 333-178988) filed with the Commission on January 12, 2012 (the "Registration Statement").

        Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission's Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff's reference, we have enclosed a copy of the Company's letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

        On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 1 to the Registration Statement ("Amendment No. 1"), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 1 (against the Registration Statement filed on January 12, 2012). Amendment No. 1, as filed via EDGAR, is marked as specified in Item 310 of Regulation S-T.

        In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company's response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 1, as applicable.

Prospectus

1.
Please confirm that any preliminary prospectus you circulate will include the price range and price-dependant information based on a good faith estimate of the public offering price within that range. We may have further comments when you include pricing information and related disclosure.

        We acknowledge the Staff's comment and confirm that any preliminary prospectus the Company circulates will include the price range and price-dependant information based on a good faith estimate of the public offering price within that range. We acknowledge that the Staff may have further comments when the Company includes pricing information and related disclosure.

Gatefold

2.
The graphics in the front and back cover of your prospectus should only include the text necessary to explain the visuals in the presentation, with any necessary text targeted to a prospective investor instead of a customer. In addition, they should not contain a one-sided presentation of the most favorable aspects of your business, such as the number or type of customers or the presentation of revenues without income. Please submit your revisions on a supplemental basis.

        In response to the Staff's comment, we have revised the graphics on the front cover of the prospectus to provide a balanced presentation of the Company's financial results and to better target the graphics to a prospective investor in the offering. We have supplementally provided the Staff with copies of the revised graphics. We respectfully submit to the Staff that the graphics on the back cover of the prospectus only include the text that we believe is necessary to explain to a prospective investor the benefits of the Company's product and its application across an organization's business. The sample product dashboards on the back cover of the prospectus illustrate for a prospective investor the manner in which the Company's software is used by its customers, which we believe prospective investors will want to understand when evaluating the investment opportunity.

Table of Contents

3.
Please move the paragraph immediately following the table of contents to a place in your document after the risk factor disclosure as it is not required disclosure under Items 501 and 502 of Regulation S-K.

        In response to the Staff's comment, we have revised the table of contents to move the paragraph immediately following the table of contents to page 37.

Prospectus Summary

Splunk Inc.

4.
Regarding the industry data you cite on page 1 and elsewhere in your prospectus, please tell us whether you obtained the information from sources that are generally publicly available for no or a nominal fee and whether any of those reports were prepared for your company or for the offering. Also, provide us with supplemental copies of the reports that you cite and from which the data in the prospectus is extracted. Mark the reports appropriately to designate the portions you rely upon in making the statements in the prospectus.

        We supplementally advise the Staff that the industry data cited in the prospectus were obtained from sources that are generally available for a nominal fee, and such reports were not prepared for the Company or for the offering. We are supplementally providing the Staff under separate cover copies of the reports cited and from which the data in the prospectus is extracted. The reports are marked to designate the portions that the Company relied upon in making the statements in the prospectus.

5.
We note your use of abbreviations in your summary. Please consider using short descriptions rather than requiring investors to learn a new vocabulary. Also, in some cases, such as with "PCI," the abbreviations are not defined. In other cases, such as with "API," "SDK," "EMEA," and "APAC," you define them later in the document. Where you choose to use abbreviations, please revise to ensure that the meaning is clear or define them where first used.

        In response to the Staff's comment, we have revised the disclosure to use short descriptions rather than abbreviations of certain terms. To the extent that abbreviations are still used and their meanings are not readily understood by investors, we have defined them at the time of first use. See, e.g., pages 1 and 2 of Amendment No. 1.

6.
Please tell us the objective criteria you used to determine the companies to highlight in the second sentence of the penultimate paragraph on page 2 and page 47. Also tell us how you concluded that highlighting these companies provides investors with a balanced presentation of your business.

        We supplementally advise the Staff that, in the Registration Statement that the Company filed on January 12, 2012, the Company only included significant customers that, at that time, had provided their consent to being named in the Registration Statement. In response to the Staff's comment, we have revised the list of customers on pages 2 and 48 to include a representative list of customers from various industries, each of which purchased more than $350,000 of the Company's software and services in the seven fiscal quarters ended October 31, 2011. We will update the list of customers as necessary when we include the Company's financial results for fiscal 2012 in a subsequent amendment to the Registration Statement. The Company believes that highlighting these companies provides investors with a balanced presentation of its business because they represent customers from various industries. This variety supports the general applicability, broad customer base and addressable market for the Company's software.

        In addition, we supplementally advise the Staff that the Company has included an additional customer list on page 82. The customers included in this list were selected by the Company because they represent customers that have purchased at least $100,000 of the Company's software and services in the seven fiscal quarters ended October 31, 2011.

Risk Factors

We are subject to government export and import controls..., page 18

7.
Please tell us whether the potential violations related to Iran, Syria, Sudan and/or Cuba, the countries currently designated as state sponsors of terrorism by the State Department, and which also are subject to U.S. economic sanctions and export controls.

        [***]

8.
We note your disclosure in the second and third sentence of the second paragraph in this section. Please clarify why you cannot provide unequivocal disclosure regarding whether your no-cost products were downloaded and whether any downloads constitute a violation of U.S. export control and sanctions laws.

        [***]

9.
In an appropriate place in your document, please provide additional disclosure regarding the status of your inquiries into downloads by persons in countries the subject of U.S. embargoes and by prohibited persons, including the steps that you have taken and the steps that remain to complete the inquiries. Also, given your disclosure in the penultimate sentence of the third paragraph, quantify the total amount of penalties and fines for which you may be liable.

        [***]

Use of Proceeds, page 38

10.
Regarding your disclosure in the second paragraph, please note that under Item 504 of Regulation S-K you must specify the approximate amounts intended for each purpose. Therefore, here and on page 6, please break down the amount of estimated proceeds into each principal use. For example, how much of the offering proceeds are you using for capital expenditures, for sales and marketing, and for product development? In this regard, we note your disclosure on page 58 that you intend to increase your investment in capital expenditures in 2013.

        In response to the Staff's comment, we have revised the disclosure on page 39 to discuss the principal purposes of the offering. We have also revised the disclosure on pages 6 and 39 to clarify that the Company cannot specify with certainty all of the particular uses for the net proceeds. We respectfully advise the Staff that the Company has no current specific plan with respect to the allocation of the net proceeds of the offering. In addition, based on the Company's current cash and cash equivalent balances, access to its revolving line of credit facility, and anticipated cash flows from operations, the Company does not expect that it will need to use any of the net proceeds of the offering for any particular purpose for the next 12 months, and the listed purposes are disclosed to provide prospective investors with examples of the general purposes towards which the Company may ultimately apply the net proceeds. Finally, we have revised the disclosure on page 60 to clarify that the increased investment in capital expenditures in fiscal 2013 is consistent with the growing nature of the Company's business and its operations but does not represent a material change from historical practice.

Selected Consolidated Financial Data, page 43

11.
We note that the table provides information for the fiscal year ended December 31, 2006 and the fiscal year ended January 31, 2008 however you have not provided information for fiscal year 2007. Please advise.

        We supplementally advise the Staff that in 2010 the Company changed its fiscal year end from December 31 to January 31. In connection with the preparation of the Registration Statement, the Company recast its historical financial statements to present its financial results on the basis of a fiscal year ended January 31. The Company supplementally advises the Staff that it intends to include financial statements for fiscal 2012 in a subsequent amendment to the Registration Statement, at which time the presentation of financial information for fiscal 2007 will no longer be required by Item 301(a) of Regulation S-K. We respectfully advise the Staff that, in light of the planned inclusion of financial information for fiscal 2012, the Company did not wish to incur the additional costs associated with recasting its financial statements for fiscal 2007. The Company included financial information for the fiscal year ended December 31, 2006 because this information was the closest available approximation of financial information for fiscal 2007.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues, page 47

12.
You disclose in the risk factor on page 12 that operating results may be significantly impacted from shifts in the ratio between perpetual and term licenses. Please disclose how the mix of perpetual and term licenses affects your operating results and how any known trends may influence future results. Further, and if possible, quantify for each period the amount of license revenues derived from perpetual and term licenses. Refer to Regulation S-K Item 303(a)(3)(ii).

        In response to the Staff's comment, we have revised the disclosure on page 48 to describe the impact of the mix between perpetual and term licenses on the Company's operating results. We respectfully advise the Staff that, given the evolving nature of the Company's business and the fact that, as disclosed in Amendment No. 1, the substantial majority of the Company's license revenues are attributable to sales of perpetual licenses, the Company has not identified any known trends with respect to the actual mix between perpetual and term licenses that would have a material impact on the Company's revenues. Therefore, quantifying the amount of revenues attributable to perpetual and term licenses would not provide any meaningful insight to the Company's results of operations.

13.
With a view to disclosure, please tell us how your Maintenance and Services revenues are affected by customers purchasing term licenses.

        In response to the Staff's comment, we have revised the disclosure on page 48 to indicate how Maintenance and Services revenues are affected by customers purchasing term licenses. We also refer the Staff to our response to comment no. 48 regarding the allocation of revenues from term licenses bundled with maintenance.

14.
Refer to the third paragraph in this section. Please clarify how "professional services and training revenues" differs from "maintenance and services revenues."

        We supplementally advise the Staff that professional services and training revenues are a component of maintenance and services revenues, although, as disclosed on page 48, most of the Company's maintenance and services revenues are comprised of revenues from maintenance agreements.

First Nine Months of Fiscal 2011 and 2012

Revenues, page 50

15.
You disclose that the growth in License revenues was driven by increases in total customers, sales to existing customers, and number of orders greater than $100,000. Similarly, the increase in Maintenance and Service revenues was as a result of growth in the installed customer base and sales of professional services. Please quantify the effect that each of these factors had in the increase in License and Maintenance and Service revenues. Provide similar disclosure for your other periods. In addition, clarify why the increase in Maintenance and Services revenues from the prior period exceeded the increase in License revenues and describe the effect that any known trends may have on your revenues.

        In response to the Staff's comment, we have revised the disclosure on page 51 to disclose the number of new customers that the Company added during the nine months ended October 31, 2011 and 2010. We supplementally advise the Staff that, as disclosed on page 51, the Company provides the number of orders that exceeded $100,000 for each period. In doing so, the Company meant to provide an appropriate quantitative illustration of the fact that the growth in the number of larger transactions was one driver of revenue growth. The $100,000 threshold was chosen purely for illustrative purpose and does not represent a significant threshold for any other purpose. The Company has revised its disclosure on pages 51 and 54 to clarify this point.

        Given the evolving nature of the Company's business and the revenue recognition policies that apply to the Company's license arrangements and services, we respectfully advise the Staff that the Company does not believe that quantifying the revenue contribution of each of these factors is meaningful. Furthermore, quantifying the aggregate contribution of license transactions over $100,000 would be competitively harmful as it would, in conjunction with the number of such orders, imply an average sales price for the Company's software.

        Finally, with respect to the relative increases in maintenance and services revenues as compared to license revenues, we respectfully note that for all periods presented, the absolute dollar increase of license revenues as compared to the corresponding prior periods has substantially exceeded the increase in maintenance and services revenues. Nonetheless, as a percent of revenues, maintenance and services revenues in each period has increased, and as disclosed on page 51, the Company expects this trend to continue in the future as its installed base, which drives maintenance revenues, grows. We respectfully submit that, except in the case of term licenses, in any given period there is no direct relationship between license revenues recognized and maintenance and services revenues recognized, and therefore, describing the growth rates of these items in relative terms in the prospectus would not provide meaningful disclosure to investors.

16.
We note that in your discussion of revenue for the periods presented you refer growth in your installed base. Please tell us the extent to which you use this metric as a key indicator in managing your business and indicate whether you believe that this metric contributes meaningfully to understanding and evaluating your company. Also, tell us what consideration you gave to disclosing this metric for the periods presented in your MD&A. See Section III.B.1 of SEC Release No. 33-8350.

        In response to the Staff's comment, we have revised the disclosure on pages 51 and 54 to disclose the total number of customers in each of the periods presented in the Company's results of operations. As the Staff notes, the growth in the Company's installed base of customers will drive the growth in the Company's maintenance and services revenues, which, as described on page 49, the Company expects will become a larger portion of its total revenues over time.

Seasonality, Cyclicality and Quarterly Trends, page 57

17.
Regarding the seasonality you mention in the first paragraph, please describe the business conditions or customer circumstances that contribute to these seasonal impacts on your revenues, including the reason for the increase in the fourth quarter and the flat revenues in the third quarter compared to the second quarter.

        In response to the Staff's comment, we have revised the disclosure on page 59 to describe the business conditions and customer circumstances that contribute to the seasonal impacts on the Company's revenues.

Loan and Security Agreement, page 60

18.
We note that the terms in the Loan and Security Agreement filed as exhibit 10.8 differ from those you disclose on page 60. Please advise.

        We supplementally advise the Staff that we have re-filed the Loan and Security Agreement to include the two amendments to such agreement. The disclosure on page 62 of Amendment No. 1 describes the terms of the Loan and Security Agreement as amended by these two amendments.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 62

19.
We note your disclosure on page 64 that the market-based approach used considers multiples of financial metrics based on acquisitions and trading multiples of a selected peer group of technology companies. Please revise to disclose the following:

•
The basis for the selection of the set of peer companies, including a discussion of what makes them comparable and any limitations or uncertainties over that comparability;

•
Disclose the significant multiples used for each valuation period;

•
Explain changes in the significant assumptions, such as the pool of companies considered or multiples used, over the valuation periods; and

•
Clarify whether the same set of comparable companies are used in all the relevant valuation estimates, including stock options, common stock or inputs to other valuations such as the discount rate.

        In response to the Staff's comment, we have revised the disclosure on page 67 to discuss the basis for the selection of the set of peer companies and clarify that the Company used a revenue multiple for each of the valuation periods that applied a market-based approach. Where relevant, we have revised the disclosure to describe changes in the significant assumptions over the valuation period. Finally, we have clarified that, within each valuation period, the same set of peer companies were used in estimating expected volatility.

20.
Your disclosures on page 65 indicate that when determining the underlying fair value of your common stock in September and October 2011 you considered recent common stock purchase transactions between existing preferred stockholders and former employees. Please provide us with the details surrounding these transactions including when they occurred and the purchase price of the common stock paid by the preferred shareholders.

        In response to the Staff's comment, we have revised the disclosure on page 68 to disclose further details regarding the common stock purchase transactions described in Amendment No. 1. We supplementally advise the Staff that the Company's board of directors considered the sale of 46,812 shares of the Company's common stock by three employees to certain existing preferred stockholders at a price of $5.55 per share on September 9, 2011 in determining the underlying fair value of the Company's common stock in September and October 2011. We further advise the Staff that such sales were taken into account in a report by an independent valuation firm, which report was also considered by the board of directors in determining the underlying fair value of the Company's common stock in September and October 2011.

        A 25% weighting of the transaction was considered appropriate based on the terms of the transaction, the parties involved in the transaction, and the purchasers' desire to increase the size of their investments in the company and their belief that the value of the company will appreciate over time. Finally, we supplementally advise the Staff that the Company considered the difference between the $5.55 sale price and the $3.94 common stock fair value on the date of sale to be compensation to the selling employees. Therefore, the Company recorded compensation expense of approximately $75,000 to account for the transaction.

21.
Please revise to discuss the significant factors contributing to the difference in the fair value determined between each option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of the underlying stock up to the filing of the registration statement. Also, when your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

        In response to the Staff's comment, we have revised the disclosure on pages 67-69 to further describe the significant factors that contributed to the differences in the fair value between each valuation period. We have also updated the disclosure to describe the Company's determination of fair value for the stock options granted in December 2011. We acknowledge the Staff's comment that, once the estimated IPO price is available, we will revise the disclosure to describe the significant factors contributing to the difference between the midpoint of the estimated IPO price range and the fair value of the Company's common stock as of the most recent valuation date.

22.
For any options granted or other share-based issuances subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements. Additionally, continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

        In response to the Staff's comment, we have revised the disclosure on page 69 to describe the stock options granted since October 31, 2011, the most recent balance sheet presented in Amendment No. 1. We acknowledge the Staff's comment to update the disclosure to describe all subsequent equity related transactions through the effective date of the Registration Statement. We supplementally advise the Staff that the Company will update the financial statements in a subsequent amendment to disclose the Company's results of operations for fiscal 2012, at which time it will describe the impact of the stock options granted subsequent to October 31, 2011 on the Company's financial statements.

23.
We note your disclosure on page 63 that the fair value of your common stock was determined by the board of directors with input by management. However, we also note your disclosure on page 64 that you "engaged an independent valuation firm to determine [y]our enterprise value and allocate that value to each element of [y]our capital structure (preferred stock, common stock, warrants and options)." Please describe the nature and extent of the independent valuation firm's involvement in the determination of your enterprise value, the allocation of that value and the fair value of your common stock. Please see Question 141.02 of our Compliance and Disclosure Interpretations related to Securities Act filings at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.

        In response to the Staff's comment, we have revised the disclosure on page 66 to clarify that the independent valuation firm provided an estimate of the Company's enterprise value and allocated that value to each element of the Company's capital structure. We supplementally advise the Staff that, as stated on page 65, the Company's board of directors determined the fair value of the common stock underlying its stock options based on numerous subjective and objective factors, including the contemporaneous independent valuations performed by the independent valuation firm.

24.
Please tell us your proposed IPO price range, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

        We supplementally advise the Staff that the Company first initiated formal discussions with the underwriters regarding the offering on October 6-7, 2011, when the Company met with representatives from each of the underwriters, as well as representatives from other investment banks that are not participating in the offering. The purpose of the meeting was to select underwriters for the offering. While each of the underwriters provided the Company with its analysis of the Company's business, how the underwriter would position the Company for an offering, and valuation methodologies and analyses of comparable companies, the underwriters did not provide the Company with any formal valuation of the Company. We will advise the Staff of the Company's proposed IPO price range when it is available.

Quantitative and Qualitative Disclosures about Market Risk, page 66

25.
Although we note your disclosure on page 30 that your sales transactions are denominated in U.S. dollars, in light of your regional offices in Germany, Hong Kong, Singapore, and the United Kingdom, please tell us how you considered the significance of foreign currency risks attributable to operating expenses. Refer to Item 305 of Regulation S-K.

        In response to the Staff's comment, we have revised the disclosure on page 70 to describe the foreign currency risks attributable to the Company's foreign operating expenses.

Business

Industry Background, page 69

26.
In your bullet points on page 69 you include business application, human-generated, and machine data as the three types of big data. In the following sections, your disclosure only appears to address machine data. Therefore, please clarify the applicability of your products to human-generated and business application data. If your products are only for use on machine data, you should revise the first sentence of the second paragraph in this section to clarify how it is applicable to machine data.

        In response to the Staff's comment, we have revised the disclosure on page 75 to clarify that, while the Company's software can be used on human-generated content and business application data, its primary use is helping organizations unlock the value of their machine data.

Our Opportunity, page 71

27.
The data you disclose in the second paragraph for IT operations includes application management. Please tell us why you disclose IT operations management and application management as separate uses in the first paragraph.

        We supplementally inform the Staff that IT operations management and application management describe two separate use cases for the Company's software. As a general matter, IT operations focus on the technology infrastructure, including hardware, operating systems and virtualization, that lies below the applications server in a typical organization. On the other hand, application management focuses on the application servers, application databases and application software code itself. Within a typical organization, these two areas are managed by different groups, and oftentimes, each of these groups are responsible for procuring software, including the Company's software, to address their different needs. Therefore, the Company treats IT operations management and application management as separate use cases for its software.

        For purposes of its market sizing estimates, Gartner considers application management to be a subset of IT operations in its market study. In response to the Staff's comment, we have revised page 75 to clarify that Gartner combines applications management with IT operations for this limited purpose.

Key Benefits, page 72

28.
You disclose in the second paragraph that your software offers compelling return on investment and lower total cost of ownership. Please disclose the basis for this statement, such as which products you compared your software against and why it is appropriate to use those products as a basis for comparison. Also, clarify how you considered the license fees for your software that is paid over time.

        In response to the Staff's comment, we have revised the disclosure on page 76 to remove the statement regarding compelling return on investment and to clarify that the Company's software offers a low total cost of ownership because it does not require capital intensive IT investments commonly associated with traditional enterprise software.

Our Growth Strategy, page 73

29.
For each strategy in this section, please disclose the steps you are taking to implement the strategy. If you have not taken any steps toward the implementation of a strategy, please state so.

        In response to the Staff's comment, we have revised the disclosure under "Our Growth Strategy" on page 77 to more specifically articulate the steps taken by the Company to implement various strategies where applicable.

30.
With a view to disclosure, please provide us with support for your claim of leadership in the second paragraph in this section.

        In response to the Staff's comment, the Company has revised the disclosure on page 77 to remove the reference to the Company's technology leadership position.

Partner and Developer Ecosystem, page 78

31.
Please disclose how the amount royalties mentioned in this section are determined.

        In response to the Staff's comment, we have revised the disclosure on page 83 to disclose how the amount of the Company's royalties are determined.

Intellectual Property, page 80

32.
We note the disclosure on page 26 regarding the dispute over your trademark in the European Union. Please disclose the nature of the dispute and the significance to your business.

        In response to the Staff's comment, we have revised the disclosure on page 85 to disclose the nature of the trademark dispute and its significance to the Company's business.

Competition, page 81

33.
In the second sentence following the bullet points, you state that you generally complete favorably on all the principal competitive factors in your markets. Please significantly expand to disclose the principal methods of competition and the positive and negative factors pertaining to your competitive position, in accordance with Regulation S-K Item 101(c)(1)(x), to provide meaningful disclosure to an investor. In this regard, we note your disclosure on page 15 and 20 regarding risks from your pricing as the amount of data grows.

        In response to the Staff's comment, we have revised the disclosure on page 86 to provide further disclosure regarding the principal methods of competition and the positive and negative factors pertaining to the Company's competitive position.

Management

Executive Officers, page 83

34.
Please disclose Mr. Stein's employment from August 2010 to April 2011.

        In response to the Staff's comment, we have revised the disclosure on page 89 to disclose Mr. Stein's employment from August 2010 to April 2011.

Executive Compensation, page 92

35.
Update your executive compensation disclosure to add disclosure for the 2012 fiscal year. In this regard, you should note that the Instruction to Item 402(c)(1) in Regulation S-K requires that you also include 2011 compensation in your Summary Compensation Table.

        In response to the Staff's comment, we have revised the disclosure beginning on page 97 to add disclosure for fiscal 2012. We supplementally inform the Staff that the Company has not yet made final decisions with respect to incentive compensation awards for fiscal 2012. Once these decisions are finalized, the Company intends to include a description of such decisions in a subsequent amendment to the Registration Statement.

36.
We note various references throughout your executive compensation disclosure regarding external market data. You also appear to use compensation data for comparable executives when determining the various elements of your compensation. When you revise your disclosure to reflect compensation for the 2012 fiscal year, please disclose any benchmarks used. You should note that the definition of a benchmark is expansive. Refer to Regulation S-K Compliance and Disclosure Interpretations Question 118.5.

        We supplementally advise the Staff that the Company did not use any benchmarks in setting compensation. The Company used external sources, such as third-party survey data, as a source of information to gain a general understanding about market compensation practices, but the Company's board of directors and compensation committee used their judgment as informed by this information when determining elements of compensation. Regulation S-K Compliance and Disclosure Interpretations Question 118.5 provides that benchmarking "would not include a situation in which a company reviews or considers a broad-based third-party survey for a more general purpose, such as to obtain a general understanding of current compensation practices." We have revised the disclosure on pages 98-99 to clarify how the Company used external market data in setting compensation.

Compensation Decision Process, page 93

37.
Please disclose why the process for determining Mr. Kapur's compensation differed from that of the other executives for the year ended January 31, 2011.

        In response to the Staff's comment, we have revised the disclosure on page 99 to discuss why the process for determining Mr. Kapur's compensation differed from the other executives.

38.
Refer to the first sentence of the last paragraph on page 93. We note the use of the word "including." Please disclose all external sources that were considered.

        In response to the Staff's comment, we have revised the disclosure on page 98 to clarify that, for fiscal 2012, the external source considered by the Company's board of directors was the Radford analysis.

Target Incentive Compensation, page 98

39.
We note that you have not provided a quantitative discussion of the amount of historical bookings to be achieved in order for your executive officers to earn their incentive compensation. Please provide this disclosure or alternatively tell us why you believe that the disclosure of such historical information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b).

        We respectfully advise the Staff that the Company is relying on Instruction 4 to Item 402(b) of Regulation S-K to omit the specifics of the bookings and revenues targets for fiscal 2012 incentive cash compensation. The Company has not disclosed the specific formulae or metrics targets for bookings and revenues for several reasons, including its belief that such disclosure could result in competitive harm to the Company. The specific bookings component related to the Company's sales goals and the specific revenues component related to the achievement of the Company's licenses, maintenance and services goals. These targets were established by the Company's board of directors with input from its Chief Executive Officer. These targets were based on the Company's historical operating results and growth rates, as well as the Company's expected future results, and were designed to require significant effort to achieve. If disclosed, the Company believes the information would provide competitors and others with insights into the Company's operations and compensation programs, which would be competitively harmful to the Company. If the Company were required to disclose the details with respect to the bookings and revenues targets, it would essentially be informing its competitors of the Company's expectations of its business and financial results as well as its financial and operational strategies. The disclosure of such target bookings and revenues would provide significant visibility into, and allow competitors to reach significant conclusions about, the Company's plans and priorities, including its plans for growth, profitability and allocation of resources.

        Furthermore, such disclosure could hamper the Company's retention efforts with respect to certain employees. For example, competitors could use such information to recruit Mr. Schodorf and other employees whose jobs directly relate to increasing bookings away from the Company or to retain their own employees by offering similar incentives. Mr. Schodorf is responsible for and critical to the growth of the Company's sales. Retaining Mr. Schodorf as an employee is essential to the Company's ability to compete in the marketplace and achieve long-term success.

        In addition, competitors could implement tactics to prevent the Company from achieving its strategies. For example, to the extent that the Company shifts its business, financial or operational strategies from one area of focus to another, such shift would likely be reflected in these bookings and revenues targets. The disclosure of such shift through the disclosure of these targets would give competitors notice of the Company's plans. This would place the Company at a strategic disadvantage comparatively to its competitors when attempting to execute the Company's strategy. In addition, competitors that are not publicly traded have no comparable reporting requirements. Disclosure of the Company's bookings and revenues targets without a corresponding opportunity to access similar information from its private company competitors would place the Company at a strategic and competitive disadvantage, which would be harmful to the Company's stockholders. Finally, disclosure of historical target bookings and revenues targets would allow competitors to forecast or extrapolate the Company's business model to future periods and subject the Company to similar risks.

        Moreover, the disclosure of the Company's target bookings and revenues is unnecessary and potentially misleading to investors. The Company established the target bookings and revenues components for its named executive officers to generally be "stretch" goals that are set to be aggressive. Therefore, they are unlikely to provide a realistic expectation of the Company's bookings and revenues expectations, and could lead investors to mistaken conclusions about the relative results and prospects of the Company. The disclosure of the targets would cause confusion in the investment community and may provide stockholders and potential investors with misleading information regarding the Company's expectations of its financial performance, which would be harmful to the Company and its stockholders.

        Accordingly, for these reasons, we respectfully advise the Staff that it is the Company's belief that disclosure of the target bookings and revenues would result in competitive harm to the Company and therefore may be omitted under Instruction 4 to Item 402(b) of Regulation S-K.

40.
We note that your discussion for the individuals on pages 98 through 103 sometimes identifies parameters that were evaluated in awarding incentive compensation but does not explain how each element affected the outcome with respect to each component of compensation. Please ensure that when you update your compensation discussion, you disclose how each performance criteria affected the outcome with respect to each element of compensation.

        We supplementally advise the Staff that the Company has not yet made final decisions with respect to incentive compensation awards for fiscal 2012. Once these decisions are finalized, the Company intends to include a description of such decisions in a subsequent amendment to the Registration Statement, including how the determination of incentive compensation was based on the achievement of the Company's financial goals and each named executive officer's individual performance goals.

2011 Summary Compensation Table, page 106

41.
Regarding the individuals in your table, please tell us why you did not include Mr. Conte. In addition, tell us why Mr. Stein does not satisfy the definition of named executive officer under Regulation S-K Item 402(a)(3)(iii), and if your determination was based on the dollar amount of compensation he received in 2011, provide a breakdown of his compensation for that period in your response letter.

        We supplementally advise the Staff that Messrs. Conte and Stein were not employed by the Company until fiscal 2012. Therefore, neither Messrs. Conte nor Stein was deemed to be a named executive officer for fiscal 2011. We further advise the Staff that both Messrs. Conte and Stein are named executive officers for fiscal 2012, and we have provided executive compensation disclosure for each officer beginning on page 97 of Amendment No. 1.

42.
We note that you include bonus amounts paid under "All Other Compensation." Please revise your table to include any bonus paid under the bonus column, as required by Regulation S-K Item 402(c)(2)(iv).

        In response to the Staff's comment, we have revised the Summary Compensation Table on page 112 of Amendment No. 1 to include bonuses paid under the bonus column.

Executive Employment Arrangements, page 109

43.
Please disclose the terms of your employment arrangements with Messrs. Stein and Conte.

        In response to the Staff's comment, we have revised the disclosure on page 116 of Amendment No. 1 to include a description of the executive employment arrangements for Messrs. Stein and Conte.

Change in Independent Public Accounting Firm, page 142

44.
We note your disclosure that in July 2010 your audit committee determined not to renew Armanino McKenna's engagement as the company's independent accountant. Please revise to state whether your former auditor resigned, declined to stand for re-election, or was dismissed and disclose the specific date that your relationship ended. In addition, disclose the specific date you engaged PricewaterhouseCoopers LLP as the company's independent accountant. Refer to Item 304(a)(1)(i) and (a)(2) of Regulation S-K.

        In response to the Staff's comment, we have revised the disclosure on page 149 to clarify that the Company's audit committee determined not to renew Armanino McKenna's engagement as the Company's independent accountant on July 22, 2010, when it approved the appointment of PricewaterhouseCoopers LLP as the Company's independent accountant. We respectfully submit to the Staff that describing the termination of the relationship between the Company and Armanino McKenna as a decision by the Company's audit committee to not "renew" its engagement with the firm is the equivalent of stating that the firm was "dismissed."

Where You Can Find More Information, page 143

45.
You qualify the completeness of the summaries of exhibits provided in your prospectus "in all respects." to the text of the exhibits. Please remove the phrase "in all respects."

        In response to the Staff's comment, we have revised the disclosure on page 150 of Amendment No. 1 to remove the phrase "in all respects" from the qualification of the completeness of the summaries of exhibits provided in the prospectus to the text of the exhibits.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note (3) Summary of Significant Accounting Policies

Revenue Recognition, page F-8

46.
We note your disclosure on page 20 that you charge your customers for their use of your software based on the customers' estimated daily indexing capacity. Please tell us more about these arrangements and revise to describe your revenue recognition for these arrangements, including whether there are any contingent usage-based fees. In this regard, we note that you refer to "royalties" on page F-8 but you do not describe how and when royalty revenue is recognized.

        In response to the Staff's comment, we have updated the disclosure on page F-10 to describe how and when royalty revenue is recognized. We supplementally advise the Staff that substantially all perpetual or time-based software licensing rights sold to customers have a fixed license fee and do not include contingent or usage-based fees. All functionality is delivered to the customer at the onset of the arrangement with a license key that unlocks a specified level of maximum daily indexing capability.

        For example, prospective customers can download a trial version of the Company's software, free of charge, which provides a full set of features but limited data indexing capacity of up to 500 megabytes per day. Following the 60-day trial period, prospective customers can purchase a license for the Company's product or continue using the Company's product with reduced features and limited data indexing capacity of 500 megabytes per day. Customers have purchased licenses that allow indexing at various, fixed levels, which range between 500 megabytes to over 100 terabytes per day. If customers require additional indexing capacity beyond their current license, they can purchase additional perpetual or time-based licenses.

        The "royalty" arrangements referred to on page F-10 refer to arrangements with original-equipment manufacturer ("OEM") and managed service provider ("MSP") customers. These arrangements typically allow the OEM to either sell licenses to the Company's software, or, with respect to the MSP, provide services using the Company's software, to third-party end-user customers. These royalty fees are generally recognized as revenue upon receipt of shipment reports (for OEMs) or usage reports (for MSPs), depending on the arrangement.

47.
We note your disclosure that vendor-specific objective evidence ("VSOE") of maintenance is based on "consistently priced standalone sales." Please describe, in detail, your methodology for establishing VSOE of your maintenance services and provide the volume and range of standalone sales used to establish VSOE.

        We respectfully advise the Staff that VSOE of fair value of maintenance is established by analyzing stand-alone transactions (i.e., renewals) using a bell curve analysis.

        The Company updates its bell curve analysis at least annually by examining the most recent 12 months of renewals. During the nine months ended October 31, 2011, the Company began to monitor its VSOE compliance on a quarterly basis. The analysis is performed to determine the percentage of renewals that fall within a compliant range of +/- 15% of the VSOE median of 20%. The Company believes that VSOE is established when at least 70% of renewals fall within the compliant range. The results of the most recent analyses performed are as follows:

Period Ended	Total Renewals	Renewals Examined	% Compliance
October 31, 2011	342	342	93%
July 31, 2011	361	361	92%
April 30, 2011	292	292	95%
January 31, 2011	968	968	91%
January 31, 2010	491	246	85%
January 31, 2009	209	209	73%

        For the period ended January 31, 2010, a sampling approach was used in the analysis. As the sample represented more than 50% of the population of renewals and was selected on a random basis, the Company believes it was a representative sample of the renewal population. During the periods presented, no changes were made to the Company's pricing policy, pricing approval process, or sales strategy. Therefore the Company considered a sampling methodology to be appropriate during the fiscal 2010 period.

48.
We note that revenue from term licenses bundled with maintenance is recognized ratably over the term of the license as you do not have VSOE of the maintenance. Please tell us where you classify these revenues and related costs in your Consolidated Statements of Operations. If you classify these revenues and related costs as a single line item or allocate between products and services please explain your basis of presentation or allocation methodology, why you believe such presentation is reasonable and confirm to us that this presentation has been consistently applied. Assuming that your presentation of revenues and cost of revenues is considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, please ensure that your disclosures include a discussion of your basis of presentation or allocation methodology and discuss the reasons for such presentation or allocation. As part of your response, please quantify, for the periods presented, the amount of revenue recognized for term licenses.

        In response to the Staff's comment, we have updated the disclosure on page F-8 to include a discussion of the Company's basis of presentation or allocation methodology. We supplementally advise the Staff that, in the Company's consolidated statements of operations, revenues and costs are categorized as license or maintenance and services. In order to comply with the requirements of Rule 5-03(b)(1) and (2) of SEC Regulation S-X, the Company allocates revenues from arrangements containing multiple elements to each of these categories based on the VSOE of fair value for elements in each revenue arrangement and the application of the residual method for arrangements in which the Company has established VSOE of fair value for all undelivered elements. In arrangements where the Company is not able to establish VSOE of fair value for all undelivered elements (i.e., typically term licenses), the Company first allocates revenues to any undelivered elements for which VSOE of fair value has been established, then allocates revenues to any undelivered elements for which VSOE of fair value has not been established based upon management's best estimate of fair value of those undelivered elements and applies a residual method to determine the license fee. Management's best estimate of fair value of undelivered elements for which VSOE of fair value has not been established is based upon the VSOE of similar offerings and other objective criteria. The Company believes the separate classification by class of revenues is more meaningful to the readers of the financial statements than other alternatives, and therefore, this treatment is consistent with "Remarks before the 2007 AICPA National Conference on Current SEC and PCAOB Developments" by Mark Barrysmith, Professional Accounting Fellow, Office of the Chief Accountant, U.S. Securities and Exchange Commission on December 10, 2007. The Company confirms this methodology has been consistently applied.

        The amount of revenues recognized for term licenses during fiscal 2009, 2010 and 2011 was not material to any of the periods. Costs of revenues attributable to license or maintenance and services are charged directly to the appropriate category based on the nature of the cost.

49.
We note that you sell your software through distributors and resellers. Please revise to clarify your revenue recognition policies for indirect sales, including whether you recognize revenue when sold to your resellers or only when delivered to the end-users and whether resellers have return rights or other rights and warranties. In addition, disclose the amount of revenue recognized from these third-party sales for the periods presented.

        In response to the Staff's comment, we have revised the disclosure on pages 64 and F-10 to clarify the Company's revenue recognition policies for indirect sales. We respectfully submit to the Staff that disclosing the amount of revenues from third-party sales is not a meaningful metric for investors as the Company is still developing its channel relationships outside the United States. For example, in most cases, the Company's sales force accompanies its distributors and resellers on customer sales calls. For these reasons, the Company believes that disclosing the amount of revenues from indirect channels is not a meaningful financial metric for investors, at least until such time as these channel relationships further mature into a more typical leveraged sales model.

50.
We note your disclosure that substantially all of your professional services arrangements are billed on a time and materials basis and are recognized as the services are performed. Please revise to clarify your revenue recognition policy for such services when they are included in bundled arrangements that include time-based licenses and maintenance where VSOE of maintenance has not been established. Refer to ASC 985-605-25-10.

        In response to the Staff's comment, we have revised the disclosure on pages 64 and F-9 to clarify the Company's revenue recognition policy with respect to professional services arrangements.

Note (9) Commitments and contingencies, page F-23

51.
You disclose, with respect to legal proceedings, that the "ultimate amount of liability, if any, for any pending claims (either individually or in the aggregate) will not materially affect the company's financial position, results of operations or liquidity." We also note your disclosure regarding the potential violations of U.S. sanctions or export control laws. If the there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material, you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 50-3 through 50-5 of ASC 450-20-50 and SAB Topic 5Y.

        In response to the Staff's comment, we have revised the disclosure on page F-24 to clarify that, specific to the Export Contingency, there is a reasonable possibility that imposed fines could be material to the Company's financial statements, although the Company is not able to estimate the potential liability, if any, that will be incurred.

52.
We note your disclosure on page 26 that you have received notices of claims regarding possible intellectual property infringement and that you are currently involved in a dispute over the Splunk trademark in the European Union. Please tell us how you considered the disclosure guidance in ASC 450-20-50 with respect to these matters.

        [***]

Note (13) Income Taxes, page F-25

53.
Considering the amount of revenues attributable to international sales reported and the foreign current income tax provision, please explain to us why you report no income/(loss) before income tax expense attributable to international operations for the periods presented.

        In response to the Staff's comment, we have revised the disclosure on page F-27. We supplementally advise the Staff that, for the periods presented, the Company had not established legal presence in international locations, and therefore, the Company did not present income before income tax expense attributable to international locations. The Company believes that it has since established the appropriate legal presence related to its international operations.

54.
We note your disclosure on page 32 that you recently discovered lack of compliance with various tax rules and regulations in certain foreign jurisdictions. Please tell us how you considered the need to disclose potential contingencies or reasonably possible additional tax liabilities related to this lack of compliance.

        We respectfully advise the Staff that in considering the disclosed lack of compliance with various tax rules and regulations in certain foreign jurisdictions, the Company has recorded accrued liabilities to account for the related probable and estimable losses. The Company believes that, in considering the potential contingencies related to these matters, it is not reasonably possible that additional potential losses would be material.

  *    *    *

        Please direct your questions or comments regarding the Company's responses or Amendment No. 1 to me at (650) 493-9300. Thank you for your assistance.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ JEFFREY D. SAPER Jeffrey D. Saper

cc:	Leonard R. Stein, Esq. Splunk Inc.
Jon C. Avina, Esq. Wilson Sonsini Goodrich & Rosati, P.C.
Martin A. Wellington, Esq. Sarah K. Solum, Esq. Davis Polk & Wardwell LLP

QuickLinks

  CONFIDENTIAL TREATMENT REQUESTED BY SPLUNK INC.: SPLK-0001